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          MYR Group Inc.

                                                                 Exhibit 11

          SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE
          (In thousands, except per share data)


          Period Ended March 31                           Three Months
                                                        1996        1995

          Net income                               $    166    $     252

          Weighted average number of common shares
           outstanding during the period              3,187        3,174

          Add - common equivalent shares (determined
           using the "treasury stock" method)
           representing shares issuable upon
           exercise of the common stock equivalents     224          205

          Weighted average number of shares
           for income per common share             $  3,411        3,379

          Income per common share                  $    .05    $     .08

          MYR Group Inc.